

December 24, 2013

Via E-mail
William Amelio
Chief Executive Officer
CHC Group Ltd.
4740 Agar Drive
Richmond, BC V7B 1A3 Canada

> **Re:** **CHC Group Ltd.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 19, 2013**
> **File No. 333-191268**

Dear Mr. Amelio:

We have reviewed your responses to the comments in our letter dated December 6 and have the following additional comments.

Prospectus Summary, page 1

Overview, page 1

1. In the chart on page 2 that presents "adjusted EBITDAR" and "adjusted EBITDA margin," please revise to include the comparable GAAP measure and related margin to balance the presentation. Conform the chart on page 54 accordingly.

Use of Proceeds, page 44

2. You added disclosure here in regard to your intention to enter into a new senior secured revolving credit facility concurrently with the consummation of the offering. Please present the pro forma effects of the new facility to the extent material to your historical results as appropriate.

Management's Discussion and Analysis, page 52

Consolidated Results Summary, page 60

For the six months ended October 31, page 60

3. Please indicate where in the table at the top of page 60 that note (ii) to the table pertains.

Consolidated Results of Operations, page 60

For the six months ended October 31, page 60

Depreciation, page 62

4. Please include the amount of depreciation for each segment for the comparative prior
    year period.

Asset Impairment, page 62

5. Please disclose the amount of impairment attributed to each segment on a comparative
    basis.

Income Tax, page 63

6. Please disclose the reason for the variance in the effective tax rate between the interim
    periods presented as well as between annual periods in the respective sections of the
    filing where presented. Given the disparity in the effective tax rate in the periods
    presented in the filing, please disclose your expectations in regard to the effective tax rate
    for fiscal 2014 and the basis for such.

Segmented Results of Operations, page 64

7. Given the materiality of direct costs to each segment's operations, please include an
    analysis of these costs for each segment that complements your current comparative
    analysis of segment adjusted EBITDAR for each comparative interim and annual period
    presented to the extent that changes in these costs materially impact segment results.

8. Include an analysis of other costs attributed to each segment, like depreciation, asset
    impairments and restructuring, that materially affected each segment's results for each
    comparative interim and annual period presented to enable investors to have a
    comprehensive understanding of each segment's contribution to your consolidated
    results.

Financial Condition and Sources of Liquidity, page 80

Analysis of Historical Cash Flows, page 80

For the six months ended October 31, 2012 and October 31, 2013, page 80

Cash Flows Used In Operating Activities, page 80

9. Please discuss why you have a usage of cash for operating activities in the current year
    interim period and your expectations of the cash for operating activities for the full

current year, especially in view of the apparent trend in cash used for operating activities that began in fiscal 2013.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Louis Lehot
        Cooley LLP